 Faegre Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 28, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Long

RE:	Partners Group Private Income Opportunities, LLC (the “Registrant” or the

“Fund”); File Nos. 333-238474; 811-23188

Dear Mr. Long:

The following responds to the staff’s accounting comments that you provided by telephone on July 13, 2020, and August 19, 2020, relating to the Fund's March 31, 2020 annual report (the “Annual Report”) on Form N-CSR and annual report on Form N-CEN. For your convenience, we have repeated each comment below in bold, and our responses follow your comments.

1.	Footnote “a” to the Schedule of Investments discloses the cost of restricted securities pursuant to Rule 12-12 of Regulation S-X. Please explain how this disclosure would enable a shareholder to tie back the costs set out in the footnote to the particular investments in the Schedule of Investments. Going forward, please make the costs of restricted securities easier for shareholders to tie back to particular investments in the Schedule of Investments.

The Registrant has reviewed its disclosure relating to investments in restricted securities under Rule 12-12 of Regulation S-X and will make any adjustments to future financial reports, as appropriate/necessary.

2.	In the Schedule of Investments, the table disclosing outstanding forward foreign currency contracts as of March 31, 2020 contains currency symbols. Please include a footnote explaining the currencies represented by the currency symbols.

The Registrant will add the requested disclosure to future financial reports commencing with the period ended June 30, 2020.

3.	On the Statement of Operations, please confirm that none of the items included in the $246,225 of “Other Expenses” make up greater than five percent of expenses. Disclose any such five percent or greater items as a separate line item in the Statement of Operations.

There is one expense (Compliance Consulting Expenses) included in the "other expenses" line item of the Statement of Operations constituting 5.7% of expenses. The Registrant will ensure that any expenses greater than 5% of expenses are disclosed as a separate line item in the Statement of Operations for the period ending September 30, 2020.

4.	Note 2.f. to the Financial Statements provides information on Investment Income. The staff notes that Generally Accepted Accounting Principles in the United States (“GAAP”) require interest to be recorded on an accrual basis and accrued daily. Please confirm that the disclosure in the note is consistent with GAAP and the Fund’s practice.

The Registrant accrues interest daily in line ASC 946-320. The Registrant will additionally update the footnote to disclose this policy for the period ending September 30, 2020.

5.	The Fund's Form N-CEN for the period ended March 31, 2020 notes a material weakness over internal controls. Please explain the material weakness and steps taken to ensure the material weakness does not recur in the future.

The material weakness related to controls over the accuracy of manual inputs used in the Fund's financial statements. The controls did not operate at an appropriate level of precision to ensure the accuracy of manual inputs related to the Financial Highlights for Total Return and Portfolio Turnover, certain disclosures in the Schedules of Investments and Notes to the Financial Statements. This material weakness resulted in the restatement of the Class A and Class I total return figures included in the semiannual report's financial highlights for the six-months ended September 30, 2019. Management has developed and implemented a plan to remediate the material weakness described above. The control deficiency has been discussed with the financial reporting team at the Registrant's administrator, and the administrator has conducted training to reinforce and maintain heightened awareness as to the accuracy of manually populated figures in the Registrant's financial statements. In addition, management has debriefed the control deficiency with its internal accounting team and has conducted necessary internal training.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Lindauer at (212) 248-3298.

Regards,

/s/ David L. Williams
David L. Williams

3